Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Six Months Ended
	Year Ended September 30,					March 31,
(dollars in thousands)	2011	2012**	2013	2014	2015	2016
Fixed Charges Computation
Interest expensed and capitalized (1)	$106,557	$38,809	$37,100	$44,768	$58,681	$15,498
Amortized premiums, discounts, and capitalized expenses related to indebtedness	20,069	14,184	5,841	2,175	6,179	1,184
Reasonable approximation of interest within rental expense	3,323	3,106	3,454	3,342	3,437	1,756

Total Fixed Charges and Preferred Equity Dividends	$129,949	$56,099	$46,395	$50,285	$68,297	$18,438

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(138,093)	$(16,454)	$12,209	$20,576	$37,932	$20,675
Plus
Fixed charges	129,949	56,099	46,395	50,285	68,297	18,438
Minus
Interest capitalized	91	137	192	427	585	409
Total Earnings	$(8,235)	$39,508	$58,412	$70,434	$105,644	$38,704

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	N/A *	0.70	1.26	1.40	1.55	2.10

*                      Total earnings for this period were less than zero dollars.  The deficiency of earnings to fixed charges for the year ended September 30, 2011 was $138.2 million.

**               The deficiency of earnings to fixed charges for the year ended September 30, 2012 was $16.6 million.

(1)              Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.